Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anchor Bancorp, Inc.

NASDAQ: ONB

FOR IMMEDIATE RELEASE	oldnational.com
October 24, 2017

Contacts:

Media:
Kathy A. Schoettlin – (812) 465-7269
Executive Vice President – Communications

Financial Community:
Lynell J. Walton – (812) 464-1366
Senior Vice President – Investor Relations

Old National’s strong 3rd quarter driven by 12% annualized commercial loan growth

3RD QUARTER 2017 HIGHLIGHTS:

•	Earnings of $39.4 million, or $0.29 per share

•	Adjusted pre-tax, pre-provision income[1] of $61.1 million

•	Commercial and commercial real estate loan growth of 12.0% annualized from 2nd quarter 2017

•	Cost of interest-bearing deposits (excluding brokered CD’s) increased just 2 basis points to 0.25%

•	Tangible book value[1] increase of 1.9% from 2nd quarter 2017

[1]	Non-GAAP measures – refer to Table 3 and Table 11 for Non-GAAP reconciliations

Evansville, Ind. (October 24, 2017) – Today Old National Bancorp (the “Company” or “Old National”) (NASDAQ: ONB) reported 3rd quarter 2017 net income of $39.4 million, or $0.29 per diluted share. Included in the current quarter were the following pre-tax charges: $2.1 million for branch consolidations, $1.9 million for a client experience improvement initiative, $0.4 million for merger and integrations, and $0.3 million in severance. This current quarter net income represents an increase of 1.3% over the 2nd quarter of 2017 net income of $38.9 million. During the 2nd quarter, Old National incurred $0.5 million in pre-tax net branch consolidation charges and $1.0 million in pre-tax charges for the client experience improvement initiative.

“This quarter is a good illustration of the transformation of the Old National franchise.” said Old National Chairman and CEO Bob Jones. “Our recent entry into many of the higher growth markets in the Midwest is reflected in the strong commercial loan growth we have seen now for 10 quarters. This consistent growth, coupled with the ability to fund our balance sheet through core deposits and take advantage of low funding costs provides for stable margins and positions us well for future growth.

“Our transformation continues with the anticipated November 1 closing of our newest partnership with St. Paul, Minnesota-based Anchor Bancorp,” Jones continued. “This entry into yet another vibrant Midwestern market provides Old National with another quality platform to execute our basic bank strategy.”

Committed to our Strategic Imperatives

Old National’s continued steady performance and strong credit and capital positions can be attributed to the Company’s unwavering commitment to the three strategic imperatives that have guided Old National for 12 years:

1. Strengthen the risk profile; 2. Enhance management discipline; and 3. Achieve consistent quality earnings.

Balance Sheet and Net Interest Margin

Old National’s period-end loans, including loans held for sale, at September 30, 2017, totaled $9.428 billion, an increase of $168.8 million, or 7.3% annualized, from the $9.259 billion at June 30, 2017. Importantly, Old National’s portfolio of commercial and commercial real estate loans grew by 12.0%, annualized, from the 2nd quarter to the 3rd quarter of 2017.

Total period-end core deposits, including demand and interest-bearing deposits, decreased $69.3 million to $10.492 billion at September 30, 2017, compared to $10.561 billion at June 30, 2017. Noninterest-bearing deposit balances increased $23.5 million during that same period, from $3.011 billion to $3.035 billion.

Net interest income for the 3rd quarter of 2017 totaled $108.5 million compared to $104.3 million in the 2nd quarter of 2017, and $107.8 million in the 3rd quarter of 2016. On a fully taxable equivalent basis, net interest income was $114.1 million for the 3rd quarter of 2017 and represented a net interest margin on total average earning assets of 3.52%. These results compare to net interest income on a fully taxable equivalent basis of $110.0 million and a margin of 3.42% in the 2nd quarter of 2017. In the 3rd quarter of 2016, Old National reported net interest income on a fully taxable equivalent basis of $113.1 million and a margin of 3.60%. Refer to Table 4 for Non-GAAP taxable equivalent reconciliations.

In the 3rd quarter of 2017, Old National recorded $11.1 million in accretion income as part of net interest income, which represents 34 basis points of the Company’s net interest margin. Accretion income is related to purchase accounting discounts from the Company’s various acquisitions. Total accretion income in the 2nd quarter of 2017 and the 3rd quarter of 2016 reported by Old National was $9.7 million, or 30 basis points of the net interest margin, and $15.9 million, or 51 basis points of the net interest margin, respectively.

Noninterest Income

Total noninterest income for the 3rd quarter of 2017 amounted to $46.4 million and compares to $49.3 million reported in the 2nd quarter of 2017 and $47.2 million in the 3rd quarter of 2016. The current quarter included $0.6 million of recoveries on loans originated by AnchorBank, fsb that had been fully charged-off prior to the acquisition; the 2nd quarter of 2017 included $1.6 million of such recoveries.

Noninterest Expenses

Noninterest expenses for Old National totaled $103.7 million for the 3rd quarter of 2017. The current quarter included $4.7 million in pre-tax charges: $2.1 million related to branch consolidations, $1.9 million related to a client-experience improvement initiative, $0.4 million for merger and integrations and $0.3 million in severance. Old National did not incur any tax credit amortization in noninterest expenses in the 3rd quarter of 2017 as originally projected. Noninterest expenses for the 2nd quarter of 2017 totaled $102.8 million and included $1.7 million in pre-tax charges: $0.7 million related to branch consolidations and $1.0 million related to the client-experience improvement initiative. In the 3rd quarter of 2016, noninterest expenses totaled $108.1 million and included $5.5 million in pre-tax merger and integration charges. Old National consolidated 15 branches in the 1st quarter of 2017 and plans to consolidate another 14 branches in the 4th quarter of the current year. Old National currently operates 188 branches throughout its franchise.

Capital

Old National’s capital position at September 30, 2017, remained well above regulatory guideline minimums with regulatory tier 1 and total risk-based capital ratios of 12.0% and 12.5%, respectively, compared to 11.8% and 12.3% at June 30, 2017, and 11.9% and 12.5% at September 30, 2016. Old National did not repurchase any stock in the open market during the 3rd quarter of 2017.

The following table presents Old National’s risk-based and leverage ratios compared to industry requirements:

Table 1	Fully Phased-In Regulatory Guidelines Minimum	Consolidated ONB at September 30, 2017
Tier 1 Risk-Based Capital Ratio	> 8.5%	12.0%
Total Risk-Based Capital Ratio	> 10.5%	12.5%
Common Equity Tier 1 Capital Ratio	> 7.0%	11.7%
Tier 1 Leverage Capital Ratio	> 4.0%	8.8%

Old National’s ratio of tangible common equity to tangible assets was 8.50% at September 30, 2017, compared to 8.41% at June 30, 2017, and 8.13% at September 30, 2016. Refer to Table 11 for Non-GAAP reconciliations.

As part of the Dodd-Frank Act Stress Test requirements, on October 24, 2017, Old National publicly disclosed the results of its 2017 stress test. These results can be found on the Company’s website at oldnational.com.

Credit

Old National recorded a provision expense of $0.3 million and had net charge-offs of $1.1 million in the 3rd quarter of 2017. These results compare to $1.4 million in provision expense and net charge-offs of $0.2 million, and provision expense of $1.3 million and net charge-offs of $1.6 million, in the 2nd quarter of 2017 and the 3rd quarter of 2016, respectively. Net charge-offs for the 3rd quarter of 2017 were 0.05% of average total loans on an annualized basis, compared to net charge-offs of 0.01% of average total loans in the 2nd quarter of 2017 and 0.07% in the 3rd quarter of 2016. On a year-to-date basis, Old National recorded provision expense of $2.0 million and had net charge-offs of $1.7 million.

Delinquencies remained low as Old National reported 30+ day delinquent loans of 0.34% in the 3rd quarter of 2017 compared to 0.32% in the 2nd quarter of 2017. Old National’s 90+ day delinquent loans for the 3rd quarter of 2017 were 0.01% compared to near zero for the 3rd quarter of 2016.

At September 30, 2017, Old National’s allowance for loan losses was $50.2 million, or 0.53% of total loans, compared to an allowance of $51.0 million, or 0.55% of total loans at June 30, 2017, and $51.5 million, or 0.58% of total loans, at September 30, 2016. The coverage ratio (allowance to non-performing loans) stood at 37% at September 30, 2017, compared to 37% at June 30, 2017, and 31% at September 30, 2016.

In accordance with current accounting practices, the loans acquired from recent acquisitions were recorded at fair value with no allowance recorded at the acquisition date. As of September 30, 2017, the remaining discount on these acquired loans was $96.5 million.

The following table presents certain credit quality metrics related to Old National’s loan portfolio:

Table 2 ($ in millions)	3Q17	2Q17	3Q16
Non-Performing Loans (NPLs)	$137.1	$139.6	$165.3
Problem Loans (Including NPLs)	209.5	238.0	233.5
Special Mention Loans	130.2	99.5	125.8
Net Charge-Off (Recoveries) Ratio	0.05%	0.01%	0.07%
Provision for Loan Losses	$0.3	$1.4	$1.3
Allowance for Loan Losses	50.2	51.0	51.5
Remaining Loan Discount on Acquired Loans	96.5	107.6	144.3

About Old National

Old National Bancorp (NASDAQ: ONB), the holding company of Old National Bank, is the largest financial services holding company headquartered in Indiana. With $15.1 billion in assets, it ranks among the top 100 banking companies in the U.S. and has been recognized as a World’s Most Ethical Company by the Ethisphere Institute for six consecutive years. Since its founding in Evansville in 1834, Old National Bank has focused on community banking by building long-term, highly valued partnerships with clients. Today, Old National’s footprint includes Indiana, Kentucky, Michigan and Wisconsin. In addition to providing extensive services in retail and commercial banking, Old National offers comprehensive wealth management, investments and brokerage services. For more information and financial data, please visit Investor Relations at oldnational.com.

Conference Call

Old National will hold a conference call at 10:00 a.m. Central Time on Tuesday, October 24, 2017, to discuss 3rd quarter 2017 financial results, strategic developments, and the Company’s financial outlook. The live audio web cast of the call, along with the corresponding presentation slides, will be available on the Company’s Investor Relations web page at oldnational.com and will be archived there for 12 months. A replay of the call will also be available from 7:00 a.m. Central Time on October 25 through November 7. To access the replay, dial 1-855-859-2056, Conference ID Code 93364517.

Use of Non-GAAP Financial Measures

This earnings release contains GAAP financial measures and non-GAAP financial measures where management believes it to be helpful in understanding Old National’s results of operations or financial position. Where non-GAAP financial measures are used, the comparable GAAP financial measure, as well as the reconciliation to the comparable GAAP financial measure, can be found in the tables of this release.

Table 3 – Pre-Tax, Pre-Provision Income

($ in millions)	3Q17
Net Interest Income (FTE Basis)	$114.1
Noninterest Income	46.4
Total Revenue (FTE Basis)	$160.5
Noninterest Expense	(103.7)
Pre-Tax, Pre-Provision Income	$56.8
Securities Gains	$3.0
Branch Consolidations, Severance and Client Experience Initiative Charges	4.3
Merger and Integration Charges	0.4
Tax Credit Amortization	—
Intangible Amortization	2.6
Adjusted Total Revenue (FTE Basis)	$157.5
Adjusted Noninterest Expenses	($96.4)
Adjusted Pre-Tax, Pre-Provision Income	$61.1

Table 4 – Non-GAAP Reconciliations-Fully Taxable Equivalent Net Interest Margin

($ in millions)	3Q17	2Q17	3Q16
Net Interest Income	$108.5	$104.3	$107.8
Taxable Equivalent Adjustment	5.6	5.7	5.3
Net Interest Income – Taxable Equivalent	$114.1	$110.0	$113.1
Average Earning Assets	$12,959.7	$12,844.5	$12,575.5
Net Interest Margin	3.52%	3.42%	3.60%

Additional Information for Shareholders of Anchor Bancorp, Inc.

Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National Bancorp (“ONB”) has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (Registration Statement No. 333-220434) that includes a Proxy Statement of Anchor Bancorp, Inc. (“Anchor”) and a Prospectus of ONB, as well as other relevant documents concerning the proposed transaction. Anchor shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about ONB and Anchor, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from ONB at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from Anchor by accessing Anchor’s website at www.anchorlink.com under the tab “About Us.”

ONB and Anchor and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Anchor in connection with the proposed merger. Information about the directors and executive officers of ONB is set forth in the proxy statement for ONB’s 2017 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 6, 2017. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statement

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, descriptions of Old National Bancorp’s (“Old National’s”) financial condition, results of operations, asset and credit quality trends and profitability. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger with Anchor might not be realized within the expected timeframes and costs or difficulties relating to integration matters might be greater than expected; satisfaction of closing conditions for the Anchor merger; market, economic, operational, liquidity, credit and interest rate risks associated with Old National’s business; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of Old National to execute its business plan; changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; disruptive technologies in payment systems and other services traditionally provided by banks; computer hacking and other cybersecurity threats; other matters discussed in this press release and other factors identified in our Annual Report on Form 10-K and other periodic filings with the SEC. These forward-looking statements are made only as of the date of this press release, and Old National does not undertake an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this press release.

TABLE 5

Financial Highlights (unaudited)

($ and shares in thousands, except per share data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2017	2017	2016	2017	2016
Income Statement
Net interest income	$108,478	$104,333	$107,803	$318,612	$292,786
Provision for loan losses	311	1,355	1,306	2,013	2,716
Noninterest income	46,366	49,271	47,243	138,557	190,079
Noninterest expense	103,702	102,811	108,062	308,404	327,889
Net income	39,372	38,854	34,709	114,218	100,808

Per Common Share Data (Diluted)
Net income available to common shareholders	$0.29	$0.28	$0.25	$0.84	$0.80
Average diluted shares outstanding	135,796	135,697	135,011	135,693	125,839
Book value	14.07	13.92	13.59	14.07	13.59
Stock price	18.30	17.25	14.06	18.30	14.06
Dividend payout ratio	43%	46%	52%	46%	49%
Tangible common book value (1)	9.02	8.85	8.43	9.02	8.43

Performance Ratios
Return on average assets	1.05%	1.05%	0.96%	1.02%	1.01%
Return on average common equity	8.31%	8.33%	7.62%	8.18%	8.03%
Net interest margin (FTE)	3.52%	3.42%	3.60%	3.48%	3.56%
Efficiency ratio (2)	64.17%	64.05%	66.05%	64.29%	64.50%
Net charge-offs (recoveries) to average loans	0.05%	0.01%	0.07%	0.02%	0.06%
Allowance for loan losses to ending loans	0.53%	0.55%	0.58%	0.53%	0.58%
Non-performing loans to ending loans	1.46%	1.51%	1.86%	1.46%	1.86%

Balance Sheet
Total loans	$9,398,124	$9,232,040	$8,904,985	$9,398,124	$8,904,985
Total assets	15,065,800	14,957,281	14,703,071	15,065,800	14,703,071
Total deposits	10,606,784	10,683,714	10,646,708	10,606,784	10,646,708
Total borrowed funds	2,411,111	2,259,918	2,023,099	2,411,111	2,023,099
Total shareholders’ equity	1,906,823	1,886,594	1,834,457	1,906,823	1,834,457

Capital Ratios (1)
Risk-based capital ratios (EOP):
Tier 1 common equity	11.7%	11.5%	11.8%	11.7%	11.8%
Tier 1	12.0%	11.8%	11.9%	12.0%	11.9%
Total	12.5%	12.3%	12.5%	12.5%	12.5%
Leverage ratio (to average assets)	8.8%	8.7%	8.4%	8.8%	9.2%

Total equity to assets (averages)	12.65%	12.56%	12.60%	12.53%	12.59%
Tangible common equity to tangible assets	8.50%	8.41%	8.13%	8.50%	8.13%

Nonfinancial Data
Full-time equivalent employees	2,592	2,652	2,910	2,592	2,910
Number of branches	188	188	201	188	201

(1)	See non-GAAP measures on Table 11.
(2)	Efficiency ratio is defined as noninterest expense before amortization of intangibles as a percent of FTE net interest income and noninterest revenues, excluding net gains from securities transactions. This presentation excludes intangible amortization and net securities gains, as is common in other company releases, and better aligns with true operating performance.

FTE - Fully taxable equivalent basis                EOP - End of period actual balances

TABLE 6

Income Statement (unaudited)

($ and shares in thousands, except per share data)

	Three Months Ended			Nine Months Ended
	September 30, 2017	June 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Interest income	$123,525	$118,209	$119,713	$360,202	$325,285
Less: interest expense	15,047	13,876	11,910	41,590	32,499

Net interest income	108,478	104,333	107,803	318,612	292,786
Provision for loan losses	311	1,355	1,306	2,013	2,716

Net interest income after provision for loan losses	108,167	102,978	106,497	316,599	290,070

Wealth management fees	8,837	9,679	8,572	27,515	26,048
Service charges on deposit accounts	10,535	10,040	11,054	30,418	31,130
Debit card and ATM fees	4,248	4,436	4,330	12,920	12,586
Mortgage banking revenue	5,104	5,186	7,718	14,516	15,841
Insurance premiums and commissions	170	160	132	437	20,375
Investment product fees	5,193	5,004	5,038	15,186	13,667
Capital markets income	1,843	2,747	849	5,621	2,262
Company-owned life insurance	2,022	2,117	2,163	6,288	6,281
Change in Indemnification Asset	—	—	—	—	233
Other income	5,400	6,776	5,668	17,970	15,094
Net gain on sale of ONB Insurance Group, Inc.	—	—	—	—	41,864
Gains (losses) on sales of securities	2,972	3,075	1,647	7,547	4,609
Gains (losses) on derivatives	42	51	72	139	89

Total noninterest income	46,366	49,271	47,243	138,557	190,079

Salaries and employee benefits	57,783	57,606	60,861	171,953	180,548
Occupancy	11,670	10,539	12,944	34,343	39,356
Equipment	3,485	3,350	3,564	10,062	9,773
Marketing	2,646	3,673	3,528	9,369	11,125
Data processing	7,696	8,226	8,242	23,530	24,041
Communication	2,163	2,288	2,755	6,865	7,154
Professional fees	4,589	4,077	3,252	11,317	11,801
Loan expenses	1,542	1,693	2,213	4,866	5,669
Supplies	547	594	799	1,720	1,980
FDIC assessment	2,197	2,130	2,149	6,814	6,098
Other real estate owned expense	511	1,009	728	2,635	3,251
Intangible amortization	2,641	2,781	3,233	8,442	9,245
Other expense	6,232	4,845	3,794	16,488	17,848

Total noninterest expense	103,702	102,811	108,062	308,404	327,889

Income before income taxes	50,831	49,438	45,678	146,752	152,260
Income tax expense	11,459	10,584	10,969	32,534	51,452

Net income	$39,372	$38,854	$34,709	$114,218	$100,808

Diluted Earnings Per Share
Net income	$0.29	$0.28	$0.25	$0.84	$0.80

Average Common Shares Outstanding
Basic	135,120	135,085	134,492	135,040	125,366
Diluted	135,796	135,697	135,011	135,693	125,839

Common shares outstanding at end of period	135,523	135,516	134,985	135,523	134,985

TABLE 7

Balance Sheet (unaudited)

($ in thousands)

	September 30,	June 30,	September 30,
	2017	2017	2016
Assets
Federal Reserve Bank account	$32,333	$22,117	$31,634
Money market investments	17,382	9,815	4,513
Investments:
Treasury and government sponsored agencies	582,051	586,258	622,726
Mortgage-backed securities	1,458,385	1,470,687	1,495,683
States and political subdivisions	1,095,975	1,118,437	1,148,147
Other securities	451,082	449,045	449,614

Total investments	3,587,493	3,624,427	3,716,170

Loans held for sale	30,221	27,425	60,465
Loans:
Commercial	2,049,054	2,001,621	1,836,380
Commercial and agriculture real estate	3,370,211	3,259,998	3,092,575
Consumer:
Home equity	477,100	472,198	481,995
Other consumer loans	1,382,639	1,398,849	1,388,803

Subtotal of commercial and consumer loans	7,279,004	7,132,666	6,799,753
Residential real estate	2,119,120	2,099,374	2,105,232

Total loans	9,398,124	9,232,040	8,904,985

Total earning assets	13,065,553	12,915,824	12,717,767

Allowance for loan losses	(50,169)	(50,986)	(51,547)
Non-earning Assets:
Cash and due from banks	202,652	230,809	224,893
Premises and equipment	412,488	413,933	333,266
Goodwill and intangible assets	684,253	686,894	696,128
Company-owned life insurance	356,897	354,875	351,431
Net deferred tax assets	137,951	146,780	169,466
Loan servicing rights	24,900	25,023	25,920
Other real estate owned	10,259	11,071	23,719
Other assets	221,016	223,058	212,028

Total non-earning assets	2,050,416	2,092,443	2,036,851

Total assets	$15,065,800	$14,957,281	$14,703,071

Liabilities and Equity
Noninterest-bearing demand deposits	$3,034,696	$3,011,156	$2,944,331
NOW accounts	2,539,233	2,639,813	2,486,190
Savings accounts	2,932,488	2,924,689	2,963,637
Money market accounts	648,378	672,391	687,895
Other time deposits	1,337,156	1,313,199	1,400,068

Total core deposits	10,491,951	10,561,248	10,482,121
Brokered CD’s	114,833	122,466	164,587

Total deposits	10,606,784	10,683,714	10,646,708

Federal funds purchased and interbank borrowings	317,021	227,029	125,121
Securities sold under agreements to repurchase	285,409	298,094	347,804
Federal Home Loan Bank advances	1,589,367	1,515,628	1,331,379
Other borrowings	219,314	219,167	218,795

Total borrowed funds	2,411,111	2,259,918	2,023,099
Accrued expenses and other liabilities	141,082	127,055	198,807

Total liabilities	13,158,977	13,070,687	12,868,614

Common stock, surplus, and retained earnings	1,941,020	1,917,714	1,853,286
Other comprehensive income	(34,197)	(31,120)	(18,829)

Total shareholders’ equity	1,906,823	1,886,594	1,834,457

Total liabilities and shareholders’ equity	$15,065,800	$14,957,281	$14,703,071

TABLE 8

Average Balance Sheet and Interest Rates (unaudited)

($ in thousands)

	Three Months Ended September 30, 2017			Three Months Ended June 30, 2017			Three Months Ended September 30, 2016
	Average Balance	Income (1)/ Expense	Yield/ Rate	Average Balance	Income (1)/ Expense	Yield/ Rate	Average Balance	Income (1)/ Expense	Yield/ Rate
Earning Assets:
Money market and other interest-earning investments	$32,755	$85	1.03%	$27,222	$55	0.80%	$21,923	$23	0.42%
Investments:
Treasury and gov’t sponsored agencies	585,354	2,844	1.94%	575,940	2,798	1.94%	671,295	3,390	2.02%
Mortgage-backed securities	1,456,034	7,235	1.99%	1,485,582	7,590	2.04%	1,414,753	6,353	1.80%
States and political subdivisions	1,103,721	13,065	4.73%	1,122,769	13,375	4.76%	1,139,983	13,329	4.68%
Other securities	453,782	3,043	2.68%	446,521	2,866	2.57%	446,870	2,566	2.30%

Total investments	3,598,891	26,187	2.91%	3,630,812	26,629	2.93%	3,672,901	25,638	2.79%

Loans: (2)
Commercial	2,021,614	20,731	4.01%	1,938,751	19,352	3.95%	1,861,906	18,268	3.84%
Commercial and agriculture real estate	3,298,435	43,646	5.18%	3,240,318	39,830	4.86%	2,975,029	41,906	5.51%
Consumer:
Home equity	479,492	5,065	4.19%	474,308	4,837	4.09%	483,678	4,895	4.03%
Other consumer loans	1,384,057	12,242	3.51%	1,405,226	11,881	3.39%	1,404,947	11,960	3.39%

Subtotal commercial and consumer loans	7,183,598	81,684	4.51%	7,058,603	75,900	4.31%	6,725,560	77,029	4.56%
Residential real estate loans	2,144,478	21,190	3.95%	2,127,867	21,268	4.00%	2,155,070	22,343	4.14%

Total loans	9,328,076	102,874	4.35%	9,186,470	97,168	4.21%	8,880,630	99,372	4.41%

Total earning assets	$12,959,722	$129,146	3.95%	$12,844,504	$123,852	3.84%	$12,575,454	$125,033	3.94%

Less: Allowance for loan losses	(51,130)			(50,937)			(52,809)
Non-earning Assets:

Cash and due from banks	$233,017			$200,209			$204,991
Other assets	1,845,612			1,860,676			1,721,772

Total assets	$14,987,221			$14,854,452			$14,449,408

Interest-Bearing Liabilities:
NOW accounts	$2,570,321	$544	0.08%	$2,643,123	$511	0.08%	$2,461,799	$456	0.07%
Savings accounts	2,934,445	1,289	0.17%	2,944,314	1,209	0.16%	2,708,307	962	0.14%
Money market accounts	661,635	142	0.09%	684,911	146	0.09%	936,232	326	0.14%
Other time deposits	1,347,095	2,800	0.82%	1,330,026	2,536	0.76%	1,352,876	2,704	0.79%

Total interest-bearing deposits	7,513,496	4,775	0.25%	7,602,374	4,402	0.23%	7,459,214	4,448	0.24%
Brokered CD’s	119,707	350	1.16%	111,972	322	1.15%	174,375	371	0.85%

Total interest-bearing deposits and CD’s	7,633,203	5,125	0.27%	7,714,346	4,724	0.25%	7,633,589	4,819	0.25%

Federal funds purchased and interbank borrowings	220,918	655	1.18%	166,690	422	1.02%	178,770	226	0.50%
Securities sold under agreements to repurchase	315,285	280	0.35%	329,182	334	0.41%	355,734	375	0.42%
Federal Home Loan Bank advances	1,506,606	6,618	1.74%	1,443,453	6,017	1.67%	1,129,756	4,137	1.46%
Other borrowings	219,241	2,369	4.32%	219,085	2,379	4.34%	218,720	2,353	4.30%

Total borrowed funds	2,262,050	9,922	1.74%	2,158,410	9,152	1.70%	1,882,980	7,091	1.50%

Total interest-bearing liabilities	$9,895,253	$15,047	0.61%	$9,872,756	$13,876	0.56%	$9,516,569	$11,910	0.50%

Noninterest-Bearing Liabilities
Demand deposits	$3,049,503			$2,988,147			$2,895,945
Other liabilities	146,271			128,231			215,620
Shareholders’ equity	1,896,194			1,865,318			1,821,274

Total liabilities and shareholders’ equity	$14,987,221			$14,854,452			$14,449,408

Net interest rate spread			3.34%			3.28%			3.44%

Net interest margin (FTE)			3.52%			3.42%			3.60%

FTE adjustment		$5,621			$5,643			$5,320

(1)	Interest income is reflected on a fully taxable equivalent basis (FTE).
(2)	Includes loans held for sale.

TABLE 9

Average Balance Sheet and Interest Rates (unaudited)

($ in thousands)

	Nine Months Ended			Nine Months Ended
	September 30, 2017			September 30, 2016
	Average	Income (1)/	Yield/	Average	Income (1)/	Yield/
	Balance	Expense	Rate	Balance	Expense	Rate
Earning Assets:
Money market and other interest-earning investments	$29,172	$171	0.78%	$29,979	$93	0.42%
Investments:
Treasury and gov’t sponsored agencies	567,403	8,422	1.98%	713,285	10,454	1.95%
Mortgage-backed securities	1,484,132	22,643	2.03%	1,225,528	16,992	1.85%
States and political subdivisions	1,119,846	40,047	4.77%	1,120,344	39,545	4.71%
Other securities	448,544	8,738	2.60%	436,466	7,522	2.30%

Total investments	3,619,925	79,850	2.94%	3,495,623	74,513	2.85%

Loans: (2)
Commercial	1,949,921	59,171	4.00%	1,823,223	53,138	3.83%
Commercial and agriculture real estate	3,237,053	123,800	5.04%	2,488,888	105,217	5.55%
Consumer:
Home equity	476,729	14,560	4.08%	450,805	15,759	4.67%
Other consumer loans	1,399,040	35,890	3.43%	1,320,386	33,078	3.35%

Subtotal commercial and consumer loans	7,062,743	233,421	4.42%	6,083,302	207,192	4.55%
Residential real estate loans	2,137,982	63,712	3.97%	1,939,148	59,274	4.08%

Total loans	9,200,725	297,133	4.28%	8,022,450	266,466	4.40%

Total earning assets	$12,849,822	$377,154	3.90%	$11,548,052	$341,072	3.92%

Less: Allowance for loan losses	(50,927)			(52,054)

Non-earning Assets:
Cash and due from banks	$209,752			$186,506
Other assets	1,861,261			1,612,410

Total assets	$14,869,908			$13,294,914

Interest-Bearing Liabilities:
NOW accounts	$2,599,696	$1,511	0.08%	$2,331,596	$1,099	0.06%
Savings accounts	2,949,412	3,655	0.17%	2,475,739	2,585	0.14%
Money market accounts	684,346	437	0.09%	784,057	698	0.12%
Other time deposits	1,336,729	7,704	0.77%	1,147,969	7,184	0.84%

Total interest-bearing deposits	7,570,183	13,307	0.24%	6,739,361	11,566	0.23%
Brokered CD’s	113,111	925	1.09%	158,724	1,000	0.84%

Total interest-bearing deposits and CD’s	7,683,294	14,232	0.25%	6,898,085	12,566	0.24%

Federal funds purchased and interbank borrowings	192,343	1,433	1.00%	157,499	566	0.48%
Securities sold under agreements to repurchase	325,230	870	0.36%	373,474	1,139	0.41%
Federal Home Loan Bank advances	1,460,293	17,947	1.64%	1,073,414	11,164	1.39%
Other borrowings	219,097	7,108	4.33%	224,000	7,064	4.20%

Total borrowed funds	2,196,963	27,358	1.66%	1,828,387	19,933	1.46%

Total interest-bearing liabilities	$9,880,257	$41,590	0.56%	$8,726,472	$32,499	0.50%

Noninterest-Bearing Liabilities
Demand deposits	$2,985,386			$2,698,873
Other liabilities	141,616			195,078
Shareholders’ equity	1,862,649			1,674,491

Total liabilities and shareholders’ equity	$14,869,908			$13,294,914

Net interest rate spread			3.34%			3.42%

Net interest margin (FTE)			3.48%			3.56%

FTE adjustment		$16,952			$15,787

(1)	Interest income is reflected on a fully taxable equivalent basis (FTE).
(2)	Includes loans held for sale.

TABLE 10

Asset Quality (EOP) (unaudited)

($ in thousands)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2017	2017	2016	2017	2016
Beginning allowance for loan losses	$50,986	$49,834	$51,804	$49,808	$52,233

Provision for loan losses	311	1,355	1,306	2,013	2,716

Gross charge-offs	(2,821)	(3,380)	(4,519)	(9,440)	(11,138)
Gross recoveries	1,693	3,177	2,956	7,788	7,736

Net (charge-offs) recoveries	(1,128)	(203)	(1,563)	(1,652)	(3,402)

Ending allowance for loan losses	$50,169	$50,986	$51,547	$50,169	$51,547

Net charge-offs (recoveries) / average loans (1)	0.05%	0.01%	0.07%	0.02%	0.06%

Average loans outstanding (1)	$9,320,868	$9,180,987	$8,865,400	$9,194,396	$8,012,299

EOP loans outstanding (1)	$9,398,124	$9,232,040	$8,904,985	$9,398,124	$8,904,985

Allowance for loan losses / EOP loans (1)	0.53%	0.55%	0.58%	0.53%	0.58%

Underperforming Assets:
Loans 90 Days and over (still accruing)	$879	$201	$443	$879	$443

Non-performing loans:
Nonaccrual loans (2)	119,256	125,519	151,484	119,256	151,484
Renegotiated loans	17,886	14,123	13,860	17,886	13,860

Total non-performing loans	137,142	139,642	165,344	137,142	165,344

Foreclosed properties	10,259	11,071	23,719	10,259	23,719

Total underperforming assets	$148,280	$150,914	$189,506	$148,280	$189,506

Classified loans - “problem loans”	$209,524	$237,997	$233,469	$209,524	$233,469
Other classified assets	7,526	7,449	6,634	7,526	6,634
Criticized loans - “special mention loans”	130,197	99,502	125,840	130,197	125,840

Total classified and criticized assets	$347,247	$344,948	$365,943	$347,247	$365,943

Non-performing loans / EOP loans (1)	1.46%	1.51%	1.86%	1.46%	1.86%

Allowance to non-performing loans (3)	37%	37%	31%	37%	31%

Under-performing assets / EOP loans (1)	1.58%	1.63%	2.13%	1.58%	2.13%

EOP total assets	$15,065,800	$14,957,281	$14,703,071	$15,065,800	$14,703,071

Under-performing assets / EOP assets	0.98%	1.01%	1.29%	0.98%	1.29%

EOP - End of period actual balances

(1)	Excludes loans held for sale.
(2)	Includes renegotiated loans totaling $43.7 million at September 30, 2017, $46.2 million at June 30, 2017 and $29.9 million at September 30, 2016.
(3)	Includes acquired loans that were recorded at fair value in accordance with ASC 805 at the date of acquisition. As such, the credit risk was incorporated in the fair value recorded and no allowance for loan losses was recorded on the acquisition date.

TABLE 11

Non-GAAP Measures (unaudited)

($ in thousands)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2017	2017	2016	2017	2016
Actual End of Period Balances
GAAP shareholders’ equity	$1,906,823	$1,886,594	$1,834,457	$1,906,823	$1,834,457

Deduct:
Goodwill	655,018	655,018	655,210	655,018	655,210
Intangibles	29,235	31,876	40,918	29,235	40,918

	684,253	686,894	696,128	684,253	696,128

Tangible shareholders’ equity	$1,222,570	$1,199,700	$1,138,329	$1,222,570	$1,138,329

Average Balances
GAAP shareholders’ equity	$1,896,194	$1,865,318	$1,821,274	$1,862,649	$1,674,491

Deduct:
Goodwill	655,018	655,018	655,519	655,018	628,859
Intangibles	30,502	33,189	42,522	33,242	40,679

	685,520	688,207	698,041	688,260	669,538

Average tangible shareholders’ equity	$1,210,674	$1,177,111	$1,123,233	$1,174,389	$1,004,953

Actual End of Period Balances
GAAP assets	$15,065,800	$14,957,281	$14,703,071	$15,065,800	$14,703,071

Add:
Trust overdrafts	45	31	47	45	47

Deduct:
Goodwill	655,018	655,018	655,210	655,018	655,210
Intangibles	29,235	31,876	40,918	29,235	40,918

	684,253	686,894	696,128	684,253	696,128

Tangible assets	$14,381,592	$14,270,418	$14,006,990	$14,381,592	$14,006,990

Risk-weighted assets	$10,495,407	$10,367,804	$9,703,233	$10,495,407	$9,703,233

GAAP net income	$39,372	$38,854	$34,709	$114,218	$100,808

Add:
Intangible amortization (net of tax)	1,717	1,807	2,101	5,487	6,009

Tangible net income	$41,089	$40,661	$36,810	$119,705	$106,817

Tangible Ratios
Return on tangible common equity	13.44%	13.56%	12.93%	13.06%	12.51%
Return on average tangible common equity	13.58%	13.82%	13.11%	13.59%	14.17%
Return on tangible assets	1.14%	1.14%	1.05%	1.11%	1.02%
Tangible common equity to tangible assets	8.50%	8.41%	8.13%	8.50%	8.13%
Tangible common equity to risk-weighted assets	11.65%	11.57%	11.73%	11.65%	11.73%
Tangible common book value (1)	9.02	8.85	8.43	9.02	8.43

Tangible common equity presentation includes other comprehensive income as is common in other company releases.

(1) Tangible common shareholders’ equity divided by common shares issued and outstanding at period-end.

Tier 1 capital	$1,254,790	$1,222,250	$1,156,274	$1,254,790	$1,156,274

Deduct:
Trust Preferred Securities	45,000	45,000	45,000	45,000	45,000
Additional Tier 1 capital deductions	(13,498)	(14,977)	(30,466)	(13,498)	(30,466)

	31,502	30,023	14,534	31,502	14,534

Tier 1 common equity	$1,223,288	$1,192,227	$1,141,740	$1,223,288	$1,141,740

Risk-weighted assets	10,495,407	10,367,804	9,703,233	10,495,407	9,703,233

Tier 1 common equity to risk-weighted assets	11.66%	11.50%	11.77%	11.66%	11.77%